May 31, 2019

VIA EDGAR TRANSMISSION

Mr. Min S. Oh

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Mr. Oh:

On April 8, 2019, the Registrant, on behalf of its series, the Issachar Fund (the “Fund”), filed a registration statement (the “Registration Statement”) under the Securities Act of 1933 (the “Securities Act”). In a telephone conversation on May 23, 2019, you provided comments to the Registration Statement. Below, please find a summary of your comments and the Registrant’s response, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Prospectus

Comment 1: Please review the Fund’s disclosure regarding the electronic delivery of shareholder reports and provide all of the disclosures required by Item 1(a)(5) to Form N-1A.

Response: The Registrant has amended its disclosure to state the following:

Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the Fund’s shareholder reports will no longer be sent by mail unless you specifically request paper copies of the reports from the Fund or from your financial intermediary, such as a broker-dealer or bank. Instead, the reports will be made available on the Fund’s website www.LIONX.net, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Fund electronically by contacting your financial intermediary (such as a broker-dealer or bank).

Philip.Sineneng@ThompsonHine.com Direct: 614.469.3217

Mr. Min S. Oh

May 31, 2019

You may elect to receive all future reports in paper free of charge. ~~or, if~~ If you are a direct investor, you can inform the Fund or your financial intermediary that you wish to continue receiving paper copies of your shareholder reports by following the instructions included with paper Fund documents that have been mailed to you. Your election to receive reports in paper will apply to all funds held with the fund complex. ~~You may also elect to receive all future reports in paper free of charge.~~

Comment 2: In the Fee Table, please clarify whether Class N and Class I shares are meant to be sold as clean shares. If so, confirm that all conditions required by the Capital Group No-Action Letter dated January 11, 2017 have been satisfied.

Response: The Registrant does not intend to market the Class N or Class I shares as clean shares.

Comment 3: Please confirm that all bracketed or missing information will be supplied in the Rule 485(b) filing, and provide a completed Fee Table in the response letter to these comments.

Response: The Registrant confirms that all bracketed or missing information will be supplied in its Rule 485(b) filing. A completed Fee Table is provided as Appendix A.

Comment 4: Please consider whether footnote 1 to the Fee Table should be deleted and the “Other Expenses” listed for Class N shares should apply for the Class I shares. If not, please explain supplementally why “Other Expenses” for Class I shares would vary from those of Class N shares.

Response: The Registrant has considered the comment and believes the footnote is appropriate. Because Class I shares are not operational, the Registrant can only estimate Class I expenses.

Comment 5: In footnote 3 to the Fee Table, please confirm that the duration of the contractual agreement will be for at least one year from the date of the prospectus’s effectiveness.

Response: The Registrant so confirms.

Comment 6: In the Example, please clarify whether the expense waiver is included in the Fund’s calculations and if so, disclose the fact that it only applies for the duration of the expense waiver agreement.

Response: The Registrant has amended the preamble to Example to state the following:

The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then redeem all of your shares at the end of those periods. The Example reflects the fee waiver and expense reimbursement for the duration of the waiver/reimbursement period only.

Mr. Min S. Oh

May 31, 2019

Comment 7: Please provide the Fund’s portfolio turnover rate in the response letter. Additional comments may follow.

Response: The Registrant has amended its disclosures to state the following:

During the most recent fiscal year, the Fund’s portfolio turnover rate was 3,108% of the average value of its portfolio.

Comment 8: Please disclose how the Fund defines “emerging market countries” as used in the second paragraph under the heading “Principal Investment Strategies” on page 2 of the Prospectus.

Response: The Registrant has amended its disclosures to state the following:

The equity securities in which the Fund may invest include large, small and medium-capitalization companies and issuers in the U.S. and emerging market countries. The Fund considers emerging market issuers to be those countries represented in the EAFE Emerging Markets Index.

Comment 9: The fourth paragraph under the heading “Principal Investment Strategies” references convertible bonds. Please provide corresponding risk disclosures in the summary and statutory disclosures.

Response: The Registrant has added the following disclosure the Fund’s Item 4 and Item 9 principal risk disclosures, respectively:

Convertible Bond Risk – Convertible bonds are hybrid securities that have characteristics of both bonds and common stocks and are subject to fixed income security risks and conversion value-related equity risk. Convertible bonds are similar to other fixed-income securities because they usually pay a fixed interest rate and are obligated to repay principal on a given date in the future. The market value of fixed-income securities tends to decline as interest rates increase. Convertible bonds are particularly sensitive to changes in interest rates when their conversion to equity feature is small relative to the interest and principal value of the bond. Convertible issuers may not be able to make principal and interest payments on the bond as they become due. Convertible bonds may also be subject to prepayment or redemption risk.

Mr. Min S. Oh

May 31, 2019

Convertible Bond Risk – Convertible bonds are hybrid securities that have characteristics of both bonds and common stocks and are subject to fixed income security risks and conversion value-related equity risk. Convertible bonds are similar to other fixed-income securities because they usually pay a fixed interest rate and are obligated to repay principal on a given date in the future. The market value of fixed-income securities tends to decline as interest rates increase. Convertible bonds are particularly sensitive to changes in interest rates when their conversion to equity feature is small relative to the interest and principal value of the bond. Convertible issuers may not be able to make principal and interest payments on the bond as they become due. Convertible bonds may also be subject to prepayment or redemption risk. If a convertible bond is called for redemption, the Fund will be required to surrender the security for redemption, convert it into the issuing company’s common stock or cash at a time that may be unfavorable to the Fund. Convertible securities have characteristics similar to common stocks especially when their conversion value is greater than the interest and principal value of the bond. The price of equity securities may rise or fall because of economic or political changes. Stock prices in general may decline over short or even extended periods of time. Market prices of equity securities in broad market segments may be adversely affected by a prominent issuer having experienced losses or by the lack of earnings or such an issuer’s failure to meet the market's expectations with respect to new products or services, or even by factors wholly unrelated to the value or condition of the issuer, such as changes in interest rates. When a convertible bond's value is more closely tied to its conversion to stock feature, it is sensitive to the underlying stock's price.

Comment 10: In the penultimate sentence of the same paragraph referenced in paragraph 10, please clarify that the disclosure is speculative. Please be consistent in terminology when referencing “high yield debt securities” and “lower quality debt securities.”

Response: The Registrant has substituted the term “high yield debt securities” for “lower quality debt securities” throughout the Prospectus. The Registrant has also amended its disclosures to state the following:

Securities that are rated lower than investment grade, high yield securities or “junk bonds,” ~~generally~~ could provide high income in an effort to compensate investors for their higher risk of default, which is the failure to make required interest or principal payments.

Mr. Min S. Oh

May 31, 2019

Comment 11: Purusant to remarks from Dalia Blass, Director of the Division of Investment Management, please re-order the Fund’s principal risk disclosures so that they appear in order of materiality (from most material to least material) in lieu of disclosing them in alphabetical order.

Response: The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Comment 12: Please consider whether “Active and Frequent Trading Risk” is duplicative of “Portfolio Turnover Risk” in the Fund’s principal risk disclosures. The Staff notes that the disclosure of “Active and Frequent Trading Risk” is more robust than the disclosure of “Portfolio Turnover Risk.” Please consider whether “High Yield Debt Securities Risk” is duplicative of “Lower Quality Debt Securities Risk” in the Fund’s principal risk disclosures. The Staff notes that the disclosure of “Lower Quality Debt Securities Risk” is more robust than the disclosure of “High Yield Debt Securities Risk.”

Response: The Registrant will substitute the risk disclosure for “Active and Frequent Trading Risk” in for the existing risk disclosure for “Portfolio Turnover Risk” and delete “Active and Frequent Trading Risk.” The Registrant will further substitute the risk disclosure for “Lower Quality Debt Securities” in for the existing risk disclosure for “High Yield Debt Securities Risk” and delete “Lower Quality Debt Securities Risk.”

Comment 13: Please provide principal investment strategy disclosures that correspond with “Depository Receipt Risk.”

Response: The Registrant has amended its disclosures in the second paragraph under “Principal Investment Strategies” to state the following:

The equity securities in which the Fund may invest include large, small and medium-capitalization companies and issuers in the U.S. and emerging market countries (including through the use of American Depositary Receipts).

Comment 14: In the disclosure of “Excluded Securities Risk,” the Fund states that it “may be riskier than other [f]unds that invest in a broader array of securities.” Please explain why in the Fund’s statutory risk disclosure.

Mr. Min S. Oh

May 31, 2019

Response: The Registrant has amended its disclosures to state the following:

Excluded Securities Risk – Because the Fund does not invest in Excluded Securities and will divest itself of securities that are subsequently discovered to be ineligible, the Fund may be riskier than other Funds that invest in a broader array of securities because the Fund may have a smaller universe of investments to choose from due to the Adviser’s strategy.

Comment 15: Please confirm that the expenses associated with “Shorting Risk” have been reflected in the Fee Table.

Response: The Fund does not directly short securities. Rather, the Fund’s only “short” exposure is achieved through the use of derivatives.

Comment 16: Please confirm whether the IQ Hedge Multi-Strategy Index is replacing the S&P 500 Total Return Index or whether it is being added as a secondary benchmark. If it is a secondary benchmark, please delete the first sentence in footnote 3 to the Fee Table and provide the narrative required by Instruction 2(b) to Item 4 of Form N-1A.

Response: The Registrant confirms that the IQ Hedge Multi-Strategy Index is replacing the S&P 500 Total Return Index.

Comment 17: Please provide the month and year the Fund commenced operations in its disclosure of the portfolio manager on page 6 of the Prospectus.

Response: The Registrant has amended it disclosures to state the following:

Dexter P. Lyons, the Principal of HCM, has managed the Fund since ~~it commenced operations~~ February 2014.

Comment 18: Please provide principal summary investment strategy and principal risk disclosures to correspond with the Fund’s “dynamic asset allocation strategy” as listed on page 8 of the Prospectus.

Response: The Fund has added the following sentence to its Item 4 principal investment strategy disclosures:

The Fund’s dynamic asset allocation strategy may result in the investment of a large portion of, or all of, the assets of the Fund in cash or cash equivalents at any given time to provide security of principal, current income and liquidity.

Mr. Min S. Oh

May 31, 2019

The Registrant has added the following disclosure the Fund’s Item 4 and Item 9 principal risk disclosures:

Cash or Cash Equivalents Risk - At any time, the Fund may have significant investments in cash or cash equivalents. When a substantial portion of a portfolio is held in cash or cash equivalents, there is the risk that the value of the cash account, including interest, will not keep pace with inflation, thus reducing purchasing power over.

Comment 19: For clarity and consistency with the Registrant’s other filings, please list an “investment stub check payable to the ‘Issachar Fund’” a separate bullet point in the “Good Order” box on page 16.

Response: The Registrant has made the requested revision.

Comment 20: In the paragraph under the heading “Additional Compensation to Financial Intermediaries” on page 21 of the Prospectus, please add or reiterate that conflicts may arise as to payments to certain financial intermediaries.

Response: The Registrant has revised its disclosures to state the following:

Such incentives may, at the distributor’s discretion, be limited to investment firms who allow their individual selling representatives to participate in such additional compensation. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary's website for more information.

Mr. Min S. Oh

May 31, 2019

Statement of Additional Information

Comment 21: In the Fund’s list of fundamental and non-fundamental investment restrictions on pages 23-25 of the Statement of Additional Information (“SAI”), if a restriction defines its limitation in part based on restrictions set forth in the Investment Company Act of 1940, as amended (the “1940 Act”) or other statute, please provide additional disclosure that describes the limitations under the relevant statute.

Response: The Fund has added the following paragraph to the end of the section entitled “Investment Restrictions” on page 25 of the Statement of Additional Information:

With respect to interpretations of the SEC or its staff described in fundamental restriction number 1 above, the SEC and its staff have identified various securities trading practices and derivative instruments used by mutual funds that give rise to potential senior security issues under Section 18(f) of the 1940 Act, which prohibits mutual funds from issuing senior securities. Under the 1940 Act, a mutual fund may borrow from a bank, provided that immediately after any such borrowing there is an asset coverage of at least 300 percent for all borrowings; or from a bank or other persons for temporary purposes only, provided that such temporary borrowings are in an amount not exceeding 5% of the Fund's total assets at the time when the borrowing is made. However, rather than rigidly deeming all such practices outside of bank borrowing as impermissible forms of issuing a "senior security" under Section 18(f), the SEC and its staff through interpretive releases, including Investment Company Act Release No. 10666 (April 18, 1979), and no-action letters has developed an evolving series of methods by which a fund may address senior security issues. In particular, the common theme in this line of guidance has been to use methods of "covering" fund obligations that might otherwise create a senior security-type obligation by holding sufficient liquid assets that permit a fund to meet potential trading and derivative-related obligations. Thus, a potential Section 18(f) senior security limitation is not applicable to activities that might be deemed to involve a form of the issuance or sale of a senior security by the Fund, provided that the Fund's engagement in such activities is consistent with or permitted by Section 18 of the 1940 Act, the rules and regulations promulgated thereunder or interpretations of the SEC or its staff.

Comment 22: In the section entitled “Policies and Procedures for Disclosure of Portfolio Holdings” on page 28 of the SAI, please disclose the frequency and lag of disclosure information given to any person pursuant to Item 16(f)(1) or (f)(2) of Form N-1A.

Response: The Registrant respectfully declines to provide additional disclosure because the frequency and lag of disclosure information varies.

Mr. Min S. Oh

May 31, 2019

Comment 23: At the end of the fourth paragraph in the section referenced in Comment 22, if true, please disclose that not only is there a duty not to keep advance disclosure of the Fund’s portfolio holdings confidential, but there is also a duty not to trade on such information, too. Please make similar disclosures in the paragraph under the heading “Additions to List of Approved Recipients” on page 29 of the SAI.

Response: The Registrant has amended it disclosure on page 28 to state the following:

In each case, a determination has been made that such advance disclosure is supported by a legitimate business purpose and that the recipient is subject to a duty to keep the information confidential and a duty not to trade on such information.

The Registrant has amended its disclosure on page 29 to state the following:

In such cases, the recipient must have a legitimate business need for the information and must be subject to a duty to keep the information confidential and a duty to not trade on such information.

Comment 24: In the last paragraph on page 30 of the SAI regarding the services rendered to the Fund by Gemini Fund Services (“GFS”), please elaborate on how compensation is calculated for GFS for each service provided. In the paragraph under the heading “Compliance Services” on page 31 of the SAI regarding the services rendered to the Fund by Northern Lights Compliance Services, LLC (“NLCS”), please elaborate on how compensation is calculated for NLCS for each service provided.

Response: Upon review, the Registrant believes its current disclosures complies with the requirements of Item 19(h) of Form N-1A and respectfully declines to elaborate on its disclosure.

Comment 25: Please confirm that the disclosures regarding the Board’s committees have been updated as of the most recent calendar or fiscal year as appropriate.

Response: The Registrant so confirms.

Mr. Min S. Oh

May 31, 2019

Part C

Comment 26: Please confirm that all applicable exhibits for the Fund have been or will be provided and revise the Part C as necessary.

Response: The Registrant so confirms.

Comment 27: Please note that a legal opinion (to be incorporated by reference) and an auditor’s consent is necessary .

Response: The Registrant confirms it will provide the necessary exhibits upon filing Part C pursuant to Rule 485(b).

If you have any questions, please call JoAnn M. Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser

Mr. Min S. Oh

May 31, 2019

Appendix A

Shareholder Fees (fees paid directly from your investment)	Class N	Class I
Maximum Sales Charge (Load) Imposed on purchases (as a percentage of offering price)	None	None
Redemption Fee (as a % of amount redeemed)	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.40%	1.40%
Distribution and Service (12b-1) Fees	0.25%	None
Other Expenses	1.89%	1.89%(1)
Acquired Fund Fees and Expenses(2)	0.27%	0.27%
Total Annual Fund Operating Expenses	3.81%	3.56%
Fee Waiver and Expense Reimbursement(3)	(1.24)%	(1.24)%
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursements	2.57%	2.32%

(1)    Other Expenses are based on estimated amounts for the current fiscal year for Class I shares.

(2)    Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies.  The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in other investment companies.

(3)    The Fund’s adviser, Horizon Capital Management, Inc. (the “Adviser” or “HCM”) has contractually agreed to waive management fees and to make payments to limit Fund expenses, at least until June 7, 2020, so that the total annual operating expenses (excluding: (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iv) borrowing costs (such as interest and dividend expense on securities sold short); (v) taxes; and (vi) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, contractual indemnification of Fund service providers (other than the Adviser))) of the Fund do not exceed 2.30% of average daily net assets attributable to Class N shares and 2.05% of average daily net assets attributable to Class I shares.  These fee waivers and expense reimbursements are subject to possible recoupment from the Fund within three years after the fees have been waived or reimbursed, if such recoupment can be achieved within the lesser of the foregoing expense limits or the expense limits in place at the time of recapture.  This agreement may be terminated only by the Board of Trustees on 60 days’ written notice to the Adviser.

Example:  This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example reflects the fee waiver and expense reimbursement for the duration of the waiver/reimbursement period only. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

Class	1 Year	3 Years	5 Years	10 Years
N	$260	$1,050	$1,859	$3,966
I	$235	$977	$1,740	$3,746